FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                             HANG SENG BANK LIMITED
                           2007 RESULTS - HIGHLIGHTS

   - Operating profit up 41.5 per cent to HK$17,789 million (HK$12,576 million in 2006).

   - Operating profit excluding loan impairment charges and other credit risk provisions up 43.0 per cent to HK$18,365 million (HK$12,840 million in 2006).

   - Profit before tax up 49.2 per cent to HK$21,471 million (HK$14,395 million in 2006).

   - Attributable profit up 51.5 per cent to HK$18,242 million (HK$12,038 million in 2006).

   - Return on average shareholders' funds of 35.4 per cent (27.4 per cent in 2006).

   - Assets up 11.5 per cent to HK$746.0 billion (HK$669.1 billion at 31 December 2006).

   - Earnings per share up 51.4 per cent to HK$9.54 per share (HK$6.30 per share in 2006).

   - Fourth interim dividend of HK$3.00 per share; total dividends of HK$6.30 per share for 2007 (HK$5.20 per share in 2006).

   - Capital adequacy ratio^ of 11.2 per cent (13.6 per cent at 31 December
     2006); core capital ratio^ of 8.4 per cent (10.7 per cent at 31 December
     2006).

   - Cost efficiency ratio of 26.6 per cent (29.0 per cent in 2006).

^The capital adequacy and core capital ratios at 31 December 2007 were calculated in accordance with Basel II which became effective on 1 January 2007, while those at 31 December 2006 were calculated in accordance with Basel I.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Raymond Ch'ien, Chairman

Hang Seng produced excellent results in 2007, achieving attributable profit of HK$18,242 million, an increase of 51.5 per cent, or HK$6,204 million. Earnings per share grew 51.4 per cent to HK$9.54. Operating profit per full-time employee rose to HK$1.94 million, up from HK$1.49 million in 2006.

This growth reflects an impressive performance by our wealth management business, successful income diversification efforts by Treasury in an improved operating environment, further development of Commercial Banking and increased contribution from our mainland associate, Industrial Bank Co., Ltd.

Net operating income before loan impairment charges and other credit risk provisions rose by 38.3 per cent to HK$25,015 million. This increase considerably outpaced the 26.9 per cent rise in operating expenses, contributing to our improved cost efficiency ratio of 26.6 per cent - a reduction of 2.4 percentage points compared with 2006.

Operating profit excluding loan impairment charges increased by 43.0 per cent to HK$18,365 million. Operating profit was up HK$5,213 million at HK$17,789 million.

Profit before tax increased by 49.2 per cent to HK$21,471 million, in part reflecting the unrealised gain of HK$1,465 million on the dilution of our investment in Industrial Bank Co., Ltd following its listing in February 2007.

Return on average shareholders' funds was 35.4 per cent, up from 27.4 per cent in 2006. Excluding the gain on dilution, return on average shareholders' funds was 32.6 per cent.

On 31 December 2007, our capital adequacy ratio and core capital ratio were 11.2 per cent and 8.4 per cent respectively, as calculated in accordance with new rules for the implementation of Basel II.

After careful consideration of capital requirements for investment in future business growth, particularly on the Mainland, the Directors have declared a fourth interim dividend of HK$3.00 per share, payable on 28 March 2008. This brings the total distribution for 2007 to HK$6.30 per share, up HK$1.10 compared with 2006. We remain committed to a policy of paying a steady but rising dividend that is in the best interests of all shareholders.

Outlook

Hong Kong should maintain good growth momentum in 2008, underpinned by buoyant private consumption and solid business spending in the domestic sector and sustained economic strength on the Mainland.

Challenges include the risk of a further slowdown in the US economy, which will continue to cloud the outlook for the export performance. Within Hong Kong, strong domestic demand looks set to continue, supported by the tight labour market and positive consumer sentiment. Along with low interest rates and the growing strength of the renminbi against the US dollar, this points to rising inflation risk.

Overall, we are cautiously optimistic for the year ahead. Economic fundamentals in Hong Kong and on the Mainland remain sound and domestic demand is now a major impetus for growth.

We will continue to develop our key growth drivers, particularly wealth management services, Commercial Banking and mainland business. Using our strong brand, leading market position and solid financial fundamentals as a springboard, we will pursue new opportunities to expand our business in Hong Kong and on the Mainland.

It was my honour to be appointed Chairman of Hang Seng in August 2007. I wish to express sincere appreciation to my fellow Directors and Bank senior management for their valuable support.

On behalf of the Board, I would like to thank staff at all levels for their hard work and commitment to exceeding expectations. I have always admired the culture of professionalism and loyalty that exists at Hang Seng, the strength of which is reflected in this year's outstanding results.

I must also convey the Board's deep gratitude to customers and shareholders for their continued support, which provides inspiration and encouragement as we strive to achieve new heights of success.

Today, as we mark our 75th anniversary, our aim remains to achieve sustainable growth for our shareholders and other key stakeholders.

Review by Raymond Or, Vice-Chairman and Chief Executive

Hang Seng's strong results for 2007 reflect good progress with our roadmap for growth, supported by favourable economic conditions.

We enhanced our top-tier wealth management platform, recording significant success with our Private Banking, investment and insurance businesses. In mainland China, we established a wholly owned subsidiary bank and expanded the scope and reach of our services. Commercial Banking made pleasing progress with growth initiatives including the further development of corporate wealth management business and offering 'joined-up' services to customers with operations in Hong Kong and on the Mainland. Treasury benefited from an improved operating environment and additional efforts to diversify income.

Customer Groups

Personal Financial Services achieved a 54.8 per cent increase in operating profit excluding loan impairment charges to HK$12,139 million. Profit before tax was up 54.2 per cent at HK$11,918 million.

Our wealth management business achieved impressive growth, with income rising HK$4,330 million, or 100.4 per cent, to HK$8,643 million. We capitalised on positive investor sentiment, rolling out effective marketing campaigns and convenient new trading channels to achieve strong increases in securities-related income and customer base. We launched several innovative investment funds, including Hong Kong's first Securities and Futures Commission-authorised Islamic fund, and enjoyed independent recognition of our fund management performance. Investment fund income increased to a record HK$1,676 million. We expanded our structured product offerings, enjoying particularly strong sales of equity-linked instruments.

Private Banking built on its good growth momentum by further enhancing its relationship management team and range of services. In 2006 we set a target to double Private Banking's 2005 profit before tax in five years. We have achieved this in just two years, with profit before tax up 122.7 per cent at HK$1,239 million.

Hang Seng Life was Hong Kong's number one provider in terms of annualised new premiums for regular-pay (non-linked) insurance in the first three quarters of the year. In September 2007, we completed the acquisition of the outstanding 50 per cent of Hang Seng Life from the HSBC Group. This move has created a more effective vehicle for continued insurance business growth.

Strong consumer demand saw personal loans and card receivables enjoy good growth. Despite intense competition in the residential mortgage sector, the enhancement of our e-mortgage services helped us to maintain our position as a market leader.

Commercial Banking's operating profit excluding loan impairment charges grew by
10.4 per cent to HK$2,210 million. Profit before tax increased by 19.4 per cent to HK$2,701 million.

Net interest income rose by 16.1 per cent. Growth in trade finance and factoring helped drive a 22.1 per cent increase in average customer advances, while efforts to further strengthen customer relationships saw average customer deposits rise by 20.9 per cent. Initiatives to grow non-interest income achieved pleasing results, with increases in corporate wealth management income and card merchant-acquiring business. Our Octopus merchant services proved a valuable tool in attracting new customers. Hong Kong and Mainland Commercial Banking teams stepped up cooperative efforts with the aim of providing 'one-stop' banking services.

The improving interest rate environment, closer collaboration with other customer groups and increased use of e-channels, as well as success with expanding non-interest income from proprietary trading and customer-driven business, supported a 72.9 per cent increase in Treasury's operating profit excluding loan impairment charges to HK$1,534 million. Profit before tax, taking into account the increase in share of profits from associates, rose by 74.0 per cent. With no exposure to mortgage-backed securities, collaterised debt obligations or structured investment vehicles, Treasury was not directly affected by the sub-prime crisis.

Corporate Banking recorded growth of 10.1 per cent in operating profit excluding loan impairment charges to HK$598 million. Increases in average customer deposits and average customer advances saw net interest income rise by 15.4 per cent. With strong liquidity continuing to put downward pressure on loan margins, Corporate Banking took effective steps to diversify its income, resulting in growth in trade services and credit facilities fees. Profit before tax fell by
14.7 per cent to HK$475 million, affected by increased loan impairment charges related to a single large customer.

Mainland Business

We reached several important milestones in the development of our mainland business. Our subsidiary bank, Hang Seng Bank (China) Limited ('HACN'), commenced operations in May, providing significant new opportunities for growth. Since the beginning of 2007, HACN has opened two branches and seven sub-branches, taking our mainland network to 25 outlets across 10 cities. In August, we obtained approval to provide full renminbi services to local residents, broadening our service scope. To support our expansion and strengthen our sales and marketing capabilities, we increased our number of full-time staff on the Mainland by 436 during 2007 to 1,097. These moves underpinned good growth in lending and deposits, with total operating income rising by 69.4 per cent.

Including our share of profit from Industrial Bank, mainland business contributed 6.5 per cent to our profit before tax, compared with 6.1 per cent in 2006.

On 31 January 2008, we signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank (YTCCB) - one of the largest city commercial bank in Shandong Province - for a total consideration of RMB800 million.

Upon completion of the acquisition, which is subject to relevant regulatory and YTCCB shareholder approvals, we will become YTCCB's largest shareholder. This strategic investment in the rapidly developing Bohai Economic Rim region supports our two-pronged strategy for growth and will complement our existing foothold on the Mainland.

Following the acquisition, Hang Seng's total mainland investment will increase to about RMB7.3 billion, including the capital injected into HACN.

Building On Our Achievements

Hang Seng's 2007 results are a testament to the strength of the strategy for growth we set out in March 2006 and the dedicated efforts of our staff to achieve its challenging goals.

We will further leverage our leading market position, brand strength and comprehensive wealth management portfolio to attract new customers and deepen relationships with existing ones.

With a strong focus on small and medium-sized enterprise customers, we will enhance our reputation for 'one-stop' commercial banking through closer collaboration between relationship management teams in Hong Kong and on the Mainland and the further development of corporate wealth management, trade finance and business loan services.

We will strengthen the competitiveness of our Treasury business by exploring emerging opportunities on the Mainland and streamlining our service delivery, particularly through greater use of online channels.

We will work to broaden and diversify Corporate Banking's customer base, focusing on higher-margin business.

We will also continue to develop our Mainland business using our two-pronged strategy for growth. Through Hang Seng China we will continue to pursue new business opportunities and expand our customer base. We will open new outlets in cities with high-growth potential, expand our renminbi service offerings and strengthen our brand-building initiatives.

An enduring element of Hang Seng's success has been our willingness to continually set higher objectives. Despite the challenging external environment, we remain firmly focused on generating long-term business growth.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') reported an audited profit attributable to shareholders of HK$18,242 million for 2007, a rise of 51.5 per cent over 2006. The record results also boosted earnings per share to HK$9.54, up HK$3.24 from 2006. Attributable profit to shareholders for the second half of 2007 increased by HK$508 million, or 5.7 per cent, when compared with the first half.

- Operating profit excluding loan impairment charges and other credit risk provisions rose by HK$5,525 million, or 43.0 per cent, to HK$18,365 million. This was underpinned by strong asset and deposit growth, net interest margin expansion and record-breaking growth of the wealth management business on the back of a sharp rise in equity market activity, which contributed to the 25.9 per cent increase in net interest income and 61.2 per cent in non-interest income as highlighted below.

- Net interest income increased by HK$3,025 million, or 25.9 per cent, with an increase of 14.3 per cent in average interest-earning assets. The rise in net interest income was supported by the 10.4 per cent growth in average customer advances and the 10.4 per cent rise in average customer deposits. Net interest margin improved by 21 basis points to 2.23 per cent, benefiting from improved deposit spreads, better yields on Treasury balance sheet management portfolios and contribution from net free funds.

- Net fees and commissions rose by HK$3,389 million, or 96.9 per cent, driven by strong business growth and favourable investment market sentiment. Fees income from stockbroking and related services rose by 146.6 per cent with the buoyant stock market driving increased transaction activity and a 19.7 per cent growth in customer base. Remarkable growth was also recorded in income from sales of retail investment funds (110.6 per cent), sales of third-party structured investment products (603.2 per cent) and private banking investment services (202.1 per cent). Card services income increased by 21.9 per cent, supported by a rise of 8.9 per cent in the number of cards issued as well as a 21.1 per cent increase in cardholder spending.

- Trading income improved by 26.2 per cent to HK$1,679 million. Foreign exchange income declined by 26.9 per cent, affected by the exchange loss on forward contracts used in 'funding swap' activities in the balance sheet management portfolios and on the revaluation of certain US dollar capital funds against the renminbi. These US dollar funds are maintained in our mainland subsidiary bank and are subject to regulatory controls on their conversion into renminbi. Excluding these unfavourable factors, foreign exchange income actually rose by
16.5 per cent, attributable to the balanced growth achieved by expanding proprietary trading and customer-driven business. Securities, derivatives and other trading rose by HK$666 million, benefiting from the improvement in trading results and the growth in sales volume driven by strong customer demand for equity-linked investment products.

- Income from insurance business, including net earned insurance premiums, net interest income, net fee income and net income from financial instruments designated at fair value, the change in present value of in-force business, and after deducting net insurance claims incurred and movement in policyholders' liabilities, increased by 33.9 per cent to HK$2,403 million. Life insurance income rose by 39.2 per cent to HK$2,055 million, reflecting strong growth in new annualised premiums and investment returns on insurance funds.

- Net operating income before loan impairment charges and other credit risk provisions increased by HK$6,934 million, or 38.3 per cent, to HK$25,015 million with encouraging growth in all core banking income lines.

- Operating expenses rose by HK$1,409 million, or 26.9 per cent, to HK$6,650 million. Headcount increased by 8.6 per cent as sales and support functions were strengthened to support business growth in Hong Kong and on the Mainland. The bank's mainland operations accounted for HK$309 million, or 21.9 per cent, of the increase in operating expenses, reflecting the establishment of the bank's wholly-owned subsidiary bank HACN, the expansion of mainland network from 15 to 25 outlets and the rise in net headcount from 661 to 1,097 during 2007. Excluding performance-related pay and mainland operations, operating expenses increased by HK$416 million, or 9.0 per cent, due mainly to the addition of 285 staff in Hong Kong and rises in marketing and rental expenses.

- Operating profit was up HK$5,213 million, or 41.5 per cent, at HK$17,789 million, after accounting for the moderate increase of HK$312 million in loan impairment charges and other credit risk provisions under the continued benign credit environment.

- Profit before tax was up 49.2 per cent at HK$21,471 million after taking the following items into account:

   - a gain on dilution of investment in an associate of HK$1,465 million related to the listing of Industrial Bank;
   - an increase of 18.1 per cent in net surplus on property revaluation;
   - a rise of 71.3 per cent in share of profits from associates, mainly contributed by Industrial Bank; and
   - a fall of 15.1 per cent in profit on disposal of fixed assets and financial investments, mainly from the disposal of properties.

Balance sheet and key ratios

Total assets increased by HK$76.9 billion, or 11.5 per cent, to HK$746.0 billion. Customer advances rose by 10.4 per cent. In line with the bank's strategy to diversify its loan portfolio, encouraging growth was recorded in mainland lending, commercial lending, mortgages, trade finance, cards and personal loans. The 9.3 per cent increase in customer deposits funded the growth in interbank placing and money market instruments. At 31 December 2007, the advances-to-deposits ratio was 52.2 per cent, compared with 51.7 per cent at the end of 2006.

Shareholders' funds (excluding proposed dividends) grew by HK$7,372 million, or
17.0 per cent, to reach HK$50,720 million as at 31 December 2007. Retained profits rose by HK$3,829 million, reflecting the growth in attributable profit and the HK$1,465 million gain on the dilution of the bank's investment in an associate. The available-for-sale investments reserve also rose.

The return on average total assets was 2.6 per cent, compared with 1.9 per cent for 2006. The return on average shareholders' funds was 35.4 per cent (27.4 per cent in 2006).

On 31 December 2007, the capital adequacy ratio was 11.2 per cent and the core capital ratio was 8.4 per cent, as calculated in accordance with the Banking (Capital) Rules issued by the Hong Kong Monetary Authority ('HKMA') for the implementation of the Basel II . The capital adequacy ratio and core capital ratio on 31 December 2006 under the Basel I capital regime were 13.6 per cent and 10.7 per cent respectively.

The bank maintained a strong liquidity position. The average liquidity ratio for 2007 was 52.9 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with an average liquidity ratio of 51.9 per cent for 2006.

The cost efficiency ratio for 2007 was 26.6 per cent, compared with 29.0 per cent for 2006.

Dividends

The Directors have declared a fourth interim dividend of HK$3.00 per share, which will be payable on 28 March 2008 to shareholders on the register of shareholders as of 18 March 2008. Together with the interim dividends for the first three quarters, the total distribution for 2007 will amount to HK$6.30 per share, an increase of HK$1.10 per share over 2006.

Customer group performance

                         Personal                                                             Inter-
                        Financial   Commercial    Corporate                                  segment
Figures in HK$m          Services      Banking      Banking      Treasury         Other  elimination         Total


Year ended 31Dec07

Net interest income         8,701        2,364          719         1,312         1,623            _        14,719
Net fee income/(expense)    5,726        1,005          109           (25)           71            _         6,886
Trading income/(loss)       1,086          173            9           468           (57)           _         1,679
Net income/ (expense) from
  financial unstruments
  designated at fair value  1,901            2            _             4             _            _         1,907
Dividend income                14            1            _             _            37            _            52
Net earned insurance
  premiums                  9,519          181            2             _             _            _         9,702
Other operating
  income/(expense)            543           47            _            (3)          160            _           747
Inter-segment income            _            _            _             _           373         (373)            _
Total operating income     27,490        3,773          839         1,756         2,207         (373)       35,692
Net insurance claims
  incurred and movement
  in policyholders'
  liabilities             (10,584)         (92)          (1)            _             _            _       (10,677)
Net operating income
  before loan impairment
  charges and other
  credit risk provisions   16,906        3,681          838         1,756         2,207         (373)       25,015
Loan impairment charges
  and other credit risk
  provisions                 (277)        (165)        (134)            _             _            _          (576)
Net operating income       16,629        3,516          704         1,756         2,207         (373)       24,439
Total operating expenses^  (4,442)      (1,437)        (234)         (214)         (323)           _        (6,650)
Inter-segment expenses       (325)         (34)          (6)           (8)            _          373             _
Operating profit           11,862        2,045          464         1,534         1,884            _        17,789
Gain on dilution of
  investment in associate       _            _            _             _         1,465            _         1,465
Profit on disposal of
  fixed assets and
  financial investments         4            1           11             _           700            _           716
Net surplus on property
  revaluation                   _            _            _             _           379            _           379
Share of profits from
  associates                   52          655            _           295           120            _         1,122
Profit before tax          11,918        2,701          475         1,829         4,548            _        21,471
Share of profit before tax   55.5%        12.6%         2.2%          8.5%         21.2%           _         100.0%

Operating profit
  excluding inter-segment
  transactions             12,187        2,079          470         1,542         1,511            _        17,789

Operating profit
  excluding loan
  impairment charges and
  other credit risk
  provisions               12,139        2,210          598         1,534         1,884            _        18,365

^Depreciation/amortisation
  included in operating
  expenses                   (118)         (21)          (5)           (3)         (234)           _          (381)

At 31Dec07

Total assets              190,696       80,479       79,419       358,306        37,099            _       745,999
Total liabilities         459,756      100,857       53,373        42,486        33,071            _       689,543
Investments in associates     201        2,520            _         1,138         2,318            _         6,177
Capital expenditure
  incurred during the
  year                        226           76           21             3           215            _           541


                         Personal                                                             Inter-
                        Financial   Commercial    Corporate                                  segment
Figures in HK$m          Services      Banking      Banking      Treasury         Other  elimination         Total

Year ended 31Dec06
Net interest income         7,428        2,036          623           481         1,126            _        11,694
Net fee income/(expense)    2,576          809           86           (24)           50            _         3,497
Trading income                517          150            7           628            28            _         1,330
Net income/(expense) from
  financial instruments
  designated at fair value    910            _            _           (11)            _            _           899
Dividend income                 8            5            _             _            34            _            47
Net earned insurance
  premiums                  7,671          174            1             _             _            _         7,846
Other operating
  income/(expense)            542           26            _            (4)          281            _           845
Inter-segment income            _            _            _             _           378         (378)            _
Total operating income     19,652        3,200          717         1,070         1,897         (378)       26,158
Net insurance claims
  incurred and movement
  in policyholders'
  liabilities              (8,014)         (63)           _             _             _            _        (8,077)
Net operating income
  before loan impairment
  (charges)/releases and
  other credit risk
  provisions               11,638        3,137          717         1,070         1,897         (378)       18,081
Loan impairment
  (charges)/releases and
  other credit risk
  provisions                 (165)        (101)          14             _           (12)           _          (264)
Net operating income       11,473        3,036          731         1,070         1,885         (378)       17,817
Total operating expenses^  (3,472)      (1,098)        (168)         (175)         (328)           _        (5,241)
Inter-segment expenses       (326)         (38)          (6)           (8)            _          378             _
Operating profit            7,675        1,900          557           887         1,557            _        12,576
Profit on disposal of
  fixed assets and
  financial investments        26            _            _             _           817            _           843
Net surplus on property
  revaluation                   _            _            _             _           321            _           321
Share of profits from
  associates                   29          362            _           164           100            _           655
Profit before tax           7,730        2,262          557         1,051         2,795            _        14,395
Share of profit before tax   53.7%        15.7%         3.9%          7.3%         19.4%           _         100.0%

Operating profit
  excluding inter-segment
  transactions              8,001        1,938          563           895         1,179            _        12,576

Operating profit
  excluding loan
  impairment (charges)/
  releases and other
  credit risk provisions    7,840        2,001          543           887         1,569            _        12,840

^Depreciation/amortisation
  included in operating
  expenses                   (106)         (11)          (4)           (2)         (210)           _          (333)

At 31Dec06

Total assets              167,241       69,633       76,619       326,181        29,390            _       669,064
Total liabilities         429,667       82,340       41,959        38,609        27,791            _       620,366
Investments in associates     141        1,775            _           801           771            _         3,488
Capital expenditure
  incurred during the
  year                        159           44           11             8           157            _           379

Personal Financial Services ('PFS') reported a growth of 54.2 per cent in profit before tax to HK$11,918 million, representing 55.5 per cent of the group's total profit before tax. Operating profit excluding loan impairment charges rose by
54.8 per cent, reflecting strong growth in wealth management, private banking, card and personal lending businesses.

Non-interest income was nearly double that of 2006, due mainly to the booming investment market and the continued success of PFS's wealth management business, which delivered the following record achievements:

   -Gross subscriptions of investment funds achieved significant growth of
    149.5 per cent over 2006;
   -Stock trading turnover was up by 148.4 per cent and securities customer base increased by 19.7 per cent, supported by the launch of new mobile phone trading services and the first TV trading platform in Hong Kong;
   -Equity-linked structured instruments registered year-on-year growth of
    172.0 per cent in sales volume;
   -Our life insurance business ranked number one in Hong Kong in terms of new regular premiums on non-linked insurance products for the first three quarters of 2007.

Private banking also sustained its outstanding growth momentum with total operating income up by 109.8 per cent. Profit before tax rose by 122.7 per cent to HK$1,239 million, triple that of 2005 and comfortably exceeding its five-year target of doubling its 2005 profit before tax.

Net interest income rose by 17.1 per cent, due mainly to the 6.9 per cent growth in average customer deposits and the widening of deposit spreads. Higher growth was recorded in savings accounts, reflecting a customer preference to preserve liquidity for investment.

The contraction in Government Home Ownership Scheme mortgages notwithstanding, PFS's loan portfolio grew by 9.9 per cent. Amid the upward trend of the property market, residential mortgage business remained competitive. Nevertheless, the bank sustained its position as one of the market leaders.

Card business maintained steady growth in 2007. The launch of new credit cards coupled with a series of promotional campaigns successfully brought the number of cards in issue to 1.53 million and boosted card spending by 21.1 per cent over 2006. Personal lending also registered impressive growth with a 43.0 per cent increase in loan balance.

Hang Seng's life insurance business maintained its leading market position. Annualised new regular premiums grew by 33.5 per cent with the launch of new annuities and health protection products tailored for the needs of pre-retirees and retirees. As a result, life insurance reported a rise of 34.2 per cent in operating income, driven by growth of 17.0 per cent in the number of policies in force.

Commercial Banking ('CMB') achieved an increase of 10.4 per cent in operating profit excluding loan impairment charges, driven by balanced and sustained growth in both net interest income and net fee income. Profit before tax rose by
19.4 per cent to HK$2,701 million, contributing 12.6 per cent of the group's total profit before tax.

Net interest income recorded good growth of 16.1 per cent. Average customer advances rose by 22.1 per cent over 2006 as a result of balanced growth in trade and factoring, and advances to the manufacturing and wholesale and retail sectors.

Corporate wealth management income contributed 9.9 per cent of CMB's total operating income in 2007, up from 7.9 per cent in 2006. Investment and treasury business accelerated in the second half of 2007, recording a 125.8 per cent growth in income.

CMB continued its strategy of providing customer-centric solutions to retailers. Net fee income from card merchant-acquiring business achieved strong growth of
16.7 per cent. Octopus merchant services continued to provide an important competitive advantage in acquiring new customers. Around 75 per cent of Octopus merchants acquired during 2007 were new customers for the bank. The number of new commercial customers acquired in 2007 outperformed 2006 by 22.0 per cent.

In addition to corporate wealth management and card merchant-acquiring business, CMB also achieved satisfactory growth in trade and remittance services income. Net fees and commissions grew by 24.2 per cent.

Average customer deposits increased by 20.9 per cent, driven primarily by dedicated relationship management and customer segmentation initiatives that improved the management of non-borrowing SME customers.

CMB business continued to grow rapidly on the Mainland. Hong Kong and mainland teams joined up to provide one-stop banking services to commercial customers with cross-border financial needs. Average customer deposits and average customer advances rose by 75.2 per cent and 89.0 per cent respectively. This underpinned the 113.0 per cent growth in net interest income on the Mainland in 2007.

Business e-Banking enjoyed strong growth. As of 31 December 2007, over 51,000 customers had registered for Business e-Banking services, a year-on-year increase of 33.5 per cent. The number of online business banking transactions grew by 44.5 per cent.

Corporate Banking ('CIB') achieved an increase of 10.1 per cent in operating profit excluding loan impairment charges, driven by satisfactory growth of 15.4 per cent in net interest income and 26.7 per cent in net fee income. Average customer deposits rose by 31.7 per cent and deposit spreads widened. Average customer advances increased by 5.1 per cent, mainly in lending to property investment, securities and information technology companies. Profit before tax fell by HK$82 million to HK$475 million, affected by an increase in loan impairment charges.

Strong liquidity in Hong Kong continued to exert pressure on corporate loan margins. CIB remained focused on better yield transactions and continued to target business sectors such as investment holding companies, mid-tier property developers and securities firms. CIB was active in financing mainland projects of Hong Kong-based corporations during 2007 and continued to expand its mainland customer base.

Treasury ('TRY') reported a 72.9 per cent growth in operating profit excluding loan impairment charges. Profit before tax, taking into account the increase in share of profits from associates, rose by 74.0 per cent to HK$1,829 million and contributed 8.5 per cent to the group's total profit before tax.

Balance sheet management portfolios reversed their downward trend and recorded growth of HK$831 million, or 172.8 per cent, in net interest income. Including the net increase of HK$357 million in funding swap^ costs (described below) - which were recognised as foreign exchange losses - net interest income rose by HK$474 million, or 125.7 per cent. Benefiting from the aggressive rate cuts in the United States and Hong Kong, as well as the growth in portfolios and gradual re-pricing of lower yield investments, Treasury is now better positioned to capture yield enhancement opportunities and deliver further profit growth.

Trading income fell by HK$160 million, or 25.5 per cent, due mainly to the mirror effect of the 'funding swap' activities^ in the balance sheet management portfolios which reported a loss of HK$461 million in 2007 (loss of HK$104 million in 2006). Excluding the impact of 'funding swap' activities^ , trading income increased by HK$197 million, or 26.9 per cent. Securities and other derivatives trading, including the provision of structured products to personal and corporate customers, recorded encouraging growth.

^Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Mainland business

The opening of the bank's mainland subsidiary, HACN, in May 2007 marked the start of a new era of business growth for the bank. This landmark event was given a further boost in August when HACN obtained permission to begin offering comprehensive renminbi banking services to mainland residents. At the end of 2007, HACN, which is headquartered in Shanghai, operated a network of 23 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou and Ningbo. The Hangzhou Branch, Ningbo Branch and seven sub-branches (three in Shanghai, two in Guangzhou, one in Beijing and another one in Shenzhen) were opened in 2007. The bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen. HACN will continue to strengthen the bank's strategic positioning by opening new outlets in high-potential areas, focusing particularly on the Pearl River Delta, Yangtze River Delta and Bohai Economic Rim regions, which offer excellent prospects for expanding the bank's PFS and CMB businesses. HACN aims to grow its mainland network to over 50 outlets by 2010.

With sustained economic growth on the Mainland, HACN extended its range of financial services, including renminbi services, and pursued new opportunities to grow its business. Total operating income rose by 69.4 per cent, benefiting from impressive increases in both net interest income and non-interest income, supported by strong growth of 63.8 per cent in customer advances and 188.6 per cent in customer deposits. Profit before tax fell by 77.5 per cent, affected by the cost of establishing HACN as well as investment in human resources and branch network, an exchange loss on US dollar capital funds upon revaluation against the renminbi and an increase in loan impairment charges.

In terms of customer groups, mainland PFS successfully focused on the affluent and mass affluent segment, capturing more business to record a 131.2 per cent increase in Mainland Prestige Banking accounts during the year. Leveraging the bank's well-established corporate customer base in Hong Kong, HACN's CMB and CIB teams collaborated closely with their Hong Kong counterparts to serve customers' business needs on the Mainland and in Hong Kong, helping to enlarge HACN's mainland corporate customer base. TRY continued to manage the funding positions of the branches and develop structured products to meet the investment needs of customers.

Including the bank's share of profit from Industrial Bank Co., Ltd, mainland business contributed 6.5 per cent of total profit before tax, compared with 6.1 per cent in 2006.




Contents

The financial information in this news release is based on the audited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') for the year ended 31 December 2007.

...Highlights of Results
...Chairman's Comment
...Chief Executive's Review
...Results Summary
...Customer Group Performance
...Mainland Business
...Contents
...Consolidated Income Statement
...Consolidated Balance Sheet
...Consolidated Statement of Recognised Income and Expense
...Consolidated Cash Flow Statement
...Financial Review
.....Net interest income
.....Net fee income
.....Trading income
.....Net income from financial instruments designated at fair value
.....Other operating income
.....Analysis of income from wealth management business
.....Loan impairment charges and other credit risk provisions
.....Operating expenses
.....Profit on disposal of fixed assets and financial investments
.....Gains on dilution of investment in associate
.....Tax expense
.....Earnings per share
.....Dividends per share
.....Segmental analysis
.....Analysis of assets and liabilities by remaining maturity
.....Cash and balances with banks and other financial institutions
.....Placings with and advances to banks and other financial institutions
.....Trading assets
.....Financial assets designated at fair value
.....Advances to customers
.....Loan impairment allowances against advances to customers
.....Impaired advances and allowances
.....Overdue advances
.....Rescheduled advances
.....Segmental analysis of advances to customers by geographical area
.....Gross advances to customers by industry sector
.....Financial investments
.....Amount due from/to immediate holding company and fellow subsidiary companies
.....Investments in associates
.....Intangible assets
.....Other assets
.....Current, savings and other deposit accounts
.....Certificates of deposit and other debt securities in issue
.....Trading liabilities
.....Other liabilities
.....Subordinated liabilities
.....Shareholders' funds
.....Capital resources management
.....Liquidity ratio
.....Reconciliation of cash flow statement
.....Contingent liabilities, commitments and derivatives
.....Statutory accounts and accounting policies
.....Comparative figures
.....Acquisition
.....Property revaluation
.....Foreign currency positions
.....Post balance sheet event
.....Ultimate holding company
.....Register of shareholders
.....Proposed timetable for 2008 quarterly dividends
.....Code on corporate governance practices
.....Board of directors
.....News release


Consolidated Income Statement

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Interest income                                          34,406           29,262
Interest expense                                        (19,687)         (17,568)
Net interest income                                      14,719           11,694
Fee income                                                7,682            4,074
Fee expense                                                (796)            (577)
Net fee income                                            6,886            3,497
Trading income                                            1,679            1,330
Net income from financial instruments
  designated at fair value                                1,907              899
Dividend income                                              52               47
Net earned insurance premiums                             9,702            7,846
Other operating income                                      747              845
Total operating income                                   35,692           26,158
Net insurance claims incurred and
  movement in policyholders' liabilities                (10,677)          (8,077)
Net operating income before loan impairment
  charges and other credit risk provisions               25,015           18,081
Loan impairment charges and other credit risk
  provisions                                               (576)            (264)
Net operating income                                     24,439           17,817
Employee compensation and benefits                       (3,585)          (2,694)
General and administrative expenses                      (2,684)          (2,214)
Depreciation of premises, plant and equipment              (348)            (323)
Amortisation of intangible assets                           (33)             (10)
Total operating expenses                                 (6,650)          (5,241)
Operating profit                                         17,789           12,576
Gain on dilution of investment in associate               1,465                _
Profit on disposal of fixed assets and financial
  investments                                               716              843
Net surplus on property revaluation                         379              321
Share of profits from associates                          1,122              655
Profit before tax                                        21,471           14,395
Tax expense                                              (2,865)          (2,049)
Profit for the year                                      18,606           12,346

Profit attributable to shareholders                      18,242           12,038
Profit attributable to minority interests                   364              308
                                                         18,606           12,346

Dividends                                                12,045            9,942
Earnings per share (in HK$)                                9.54             6.30

With effect from 2006, interest income and interest expense for all interest-bearing financial instruments are reported in 'Interest income' and 'Interest expense' respectively in the income statement. The change from the HSBC Group presentation described below has been made principally to match the interest expense arising from trading liabilities with the interest income from non-trading assets. This facilitates the comparison of Hang Seng's net interest income and net interest margin with peer banks in Hong Kong.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:
                                                     Year ended      Year ended
Figures in HK$m                                         31Dec07         31Dec06

Interest income                                          33,701          28,639
Interest expense                                        (17,343)        (15,000)
Net interest income                                      16,358          13,639
Net interest income and expense reported as 'Net
  trading income'                                        (1,753)         (2,039)
Net interest income and expense reported as 'Net
  income from financial instruments designated at
  fair value'                                               114              94

Consolidated Balance Sheet

Figures in HK$m                                      At 31Dec07       At 31Dec06

Assets
Cash and balances with banks and
  other financial institutions                           16,864            9,390
Placings with and advances to banks and
  other financial institutions                          113,029           99,705
Trading assets                                           10,390           12,467
Financial assets designated at fair
  value                                                  13,892            8,280
Derivative financial instruments                          4,702            1,887
Advances to customers                                   308,356          279,353
Financial investments                                   244,294          227,710
Investments in associates                                 6,177            3,488
Investment properties                                     2,581            2,732
Premises, plant and equipment                             6,794            6,516
Interest in leasehold land held for own use
  under operating lease                                     565              580
Intangible assets                                         2,889            2,070
Other assets                                             15,466           14,886
                                                        745,999          669,064
Liabilities
Current, savings and other deposit
  accounts                                              546,653          482,821
Deposits from banks                                      19,736           17,950
Trading liabilities                                      48,151           60,093
Financial liabilities designated at fair
  value                                                   1,498            1,562
Derivative financial instruments                          4,683            1,531
Certificates of deposit and other
  debt securities in issue                                5,685            7,595
Other liabilities                                        17,850           16,123
Liabilities to customers under insurance
  contracts                                              33,089           22,975
Deferred tax and current tax liabilities                  2,844            2,716
Subordinated liabilities                                  9,354            7,000
                                                        689,543          620,366
Capital resources
Minority interests                                            _            1,717
Share capital                                             9,559            9,559
Retained profits                                         32,873           29,044
Other reserves                                            8,288            4,745
Proposed dividends                                        5,736            3,633
Shareholders' funds                                      56,456           46,981
                                                         56,456           48,698
                                                        745,999          669,064

Consolidated Statement of Recognised Income and Expense

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Unrealised surplus on revaluation of premises,
  net of tax                                                443             519
Tax on realisation of revaluation surplus on
  disposal of premises                                       45             106
Available-for-sale investments reserve, net of tax:
- fair value changes taken to equity                      1,594           1,232
- fair value changes transferred to income statement
  -- on impairment                                            _              12
  -- on hedged items                                       (181)             21
  -- on disposal                                           (444)           (325)
Cash flow hedges reserve, net of tax:
- fair value changes taken to equity                        146            (179)
- fair value changes transferred to income statement        218             442
Actuarial (losses)/gains on defined benefit plans,
  net of tax                                             (1,243)            218
Exchange differences on translation of financial
  statements of overseas branches, subsidiaries and
  associates                                                527             184
Net income recognised directly in equity                  1,105           2,230
Profit for the year                                      18,606          12,346
Total recognised income and expense for the year         19,711          14,576

Attributable to shareholders                             19,347          14,268
Attributable to minority interests                          364             308
                                                         19,711          14,576

Consolidated Cash Flow Statement

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Net cash inflow from operating activities                21,070          53,541

Cash flows from investing activities

Dividends received from associates                          207              33
Purchase of available-for-sale investments              (90,693)       (101,258)
Purchase of held-to-maturity debt securities               (504)           (351)
Proceeds from sale or redemption of
  available-for-sale investments                         91,813          69,279
Proceeds from sale or redemption of
  held-to-maturity debt securities                           43              38
Purchase of fixed assets and intangible assets             (540)           (379)
Proceeds from sale of fixed assets and assets held
  for sale                                                1,130           3,130
Interest received from available-for-sale
  investments                                             9,756           6,557
Dividends received from available-for-sale
  investments                                                49              45
Net cash outflow from increase in stake of
  subsidiaries                                           (2,409)              _
Net cash inflow/(outflow) from investing activities       8,852         (22,906)

Cash flows from financing activities
Dividends paid                                           (9,942)         (9,942)
Interest paid for subordinated liabilities                 (473)           (332)
Proceeds from subordinated liabilities                    2,342           3,489
Net cash outflow from financing activities               (8,073)         (6,785)

Increase in cash and cash equivalents                    21,849          23,850

Cash and cash equivalents at 1 January                   90,275          65,513
Effect of foreign exchange rate changes                   1,350             912
Cash and cash equivalents at 31 December                113,474          90,275


Financial Review

Net interest income


                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Net interest income/(expense) arising from:
- financial assets and liabilities that are
  not at fair value through profit and loss              16,404          13,689
- trading assets and  liabilities                        (1,753)         (2,039)
- financial instruments designated at fair
  value                                                      68              44
                                                         14,719          11,694

Average interest-earning assets                         661,469         578,588

Net interest spread                                        1.84%           1.66%
Net interest margin                                        2.23%           2.02%

Net interest income rose by HK$3,025 million, or 25.9 per cent, to HK$14,719 million with a 14.3 per cent increase in average interest-earning assets.

Average customer advances rose 10.4 per cent, with notable increases in mainland loans, higher yielding card advances, personal loans and trade finance. Ample liquidity in Hong Kong continued to exert downward pressure on corporate loan margins. Although activity in the local property market increased, intense market competition continued to drive down mortgage pricing. Overall, the total loan portfolio contributed HK$427 million to the growth in net interest income.

Deposit products contributed HK$1,017 million of the increase in net interest income, benefiting from the 10.4 per cent growth in average customer deposits, mainly in low cost savings balances, as well as improved deposit spreads.

The contribution from net free funds added HK$468 million to the increase in net interest income, arising mainly from increases in both market interest rates and the level of free funds (including non-interest-bearing account balances and net shareholders' funds).

The debt securities portfolio of life insurance fund investments grew by 41.2 per cent, adding HK$283 million to net interest income. Treasury balance sheet management income improved as lower-yielding securities gradually matured and were replaced by higher-yielding securities, which resulted in an HK$830 million increase in net interest income.

Net interest margin rose by 21 basis points to 2.23 per cent. Net interest spread increased by 18 basis points to 1.84 per cent, benefiting from wider deposit spreads and better yields on Treasury balance sheet management portfolios. The contribution from net free funds rose by three basis points to
0.39 per cent. Including the net increase of HK$357 million in funding swap costs-which were recognised as foreign exchange losses under trading income- net interest income increased by HK$2,668 million, or 23.0 per cent, and net interest margin improved by 16 basis points to 2.16 per cent.

Compared with first half of 2007, net interest income in the second half recorded encouraging growth of HK$1,327 million, or 19.8 per cent, with a 6.8 per cent growth in average interest-earning assets. Net interest margin improved by 22 basis points.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income'. That arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Net interest income                                      16,358          13,639
Average interest-earning assets                         643,655         564,027

Net interest spread                                        1.98%           1.83%
Net interest margin                                        2.54%           2.42%

Net fee income
                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

- Stockbroking and related services                       1,985             805
- Retail investment funds                                 1,676             796
- Structured investment products                            661              94
- Insurance                                                 115             108
- Account services                                          284             274
- Private banking                                         1,000             331
- Remittances                                               193             161
- Cards                                                   1,048             860
- Credit facilities                                         110             111
- Trade services                                            406             380
- Other                                                     204             154
Fee income                                                7,682           4,074
Fee expense                                                (796)           (577)
                                                          6,886           3,497

Net fee income rose by HK$3,389 million, or 96.9 per cent, compared with 2006, to HK$6,886 million. In the second half of 2007, net fee income was HK$1,162 million, or 40.6 per cent, higher than in the first half.

Investment services expanded significantly, capturing the opportunities provided by the buoyant stock market and favourable investment market sentiment in Hong Kong. Stockbroking and related services income rose 146.6 per cent, reflecting the higher transaction volume, and the customer base grew by 19.7 per cent. Income from retail investment funds increased by 110.6 per cent to reach a record HK$1,676 million, achieved in large part through the launch of new funds, particularly those focusing on China stocks. Fund turnover reached a record HK$68.5 billion. Income from sales of structured investment products grew by
603.2 per cent, mainly reflecting sales of equity-linked instruments. Private banking investment services income achieved strong results and rose by 202.1 per cent.

Card services income grew by 21.9 per cent, due to the 8.9 per cent increase in the number of cards in circulation and the 21.1 per cent rise in cardholder spending. Remittance, trade services and account services fees grew by 19.9 per cent, 6.8 per cent and 3.6 per cent respectively.

Trading income

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Trading income:
- foreign exchange                                          861            1,178
- securities, derivatives
  and other trading activities                              818              152
                                                          1,679            1,330

Trading income rose by HK$349 million, or 26.2 per cent, to HK$1,679 million, compared with 2006. The HK$317 million fall in foreign exchange income was attributable mainly to two specific items not related to normal foreign exchange trading. First, an exchange loss of HK$461 million was incurred in 2007 (HK$104 million in 2006) on forward contracts used in 'funding swap' activities^ in the balance sheet management portfolios. Second, capital funds of HACN injected in US dollars pending approval to convert into renminbi were recorded at historical rate. The subsequent revaluation loss of the US dollar funds against the renminbi, amounting to HK$171 million in 2007, was recognised as a foreign exchange loss. Excluding these two items, efforts to expand proprietary trading and customer-driven business saw normal foreign exchange trading rise by HK$211 million, or 16.5 per cent.

Income from securities, derivatives and other trading grew significantly by HK$666 million, or 438.2 per cent, attributable to the improvement in trading results and the growth in trading volume. Profit earned on equity-linked products structured for customers accounted for HK$470 million of the growth.

For the second half of 2007, trading income grew by HK$511 million, or 87.5 per cent, to HK$1,095 million, attributable mainly to the rise in normal foreign exchange profit and profit earned on equity-linked structured products.

^Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net income from financial instruments designated at fair value

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Net income on assets designated at fair
  value which back insurance and
  investment contracts                                    1,903             910

Net change in fair value of other financial
  instruments designated at fair value                        4             (11)
                                                          1,907             899

Financial instruments designated at fair value reported a net income of HK$1,907 million, compared with HK$899 million in 2006, reflecting the remarkable investment performance and growth of the life insurance fund portfolios.

Other operating income

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Rental income from investment properties                    139              186
Movement in present value of in-force long-term
  insurance business                                        397              363
Other                                                       211              296
                                                            747              845

Analysis of income from wealth management business

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Investment income:
- retail investment funds                                 1,676              796
- structured investment products^                         1,492              513
- private banking^^                                       1,009              340
- securities broking and related services                 1,985              805
- margin trading and others                                  78               65
                                                          6,240            2,519
Insurance income:
- life insurance                                          2,055            1,476
- general insurance and others                              348              318
                                                          2,403            1,794
Total                                                     8,643            4,313


^Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

^^Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management income increased by an impressive 100.4 per cent to HK$8,643 million. Investment services income grew by 147.7 per cent, reflecting record investment product sales and a high level of stock market activity, while insurance business income rose by 33.9 per cent.

The buoyant stock market stimulated demand for investment fund sales, which reached a record HK$68.5 billion, representing a 149.5 per cent increase over 2006. This achievement was facilitated by the bank's efforts to offer a wide choice of funds from both Hang Seng Investment Management and third-party providers - ranging from high-growth China and emerging market equity funds to fixed-income funds - to meet the various investment strategies and risk appetites of different customers. The successful launch of new funds under the Hang Seng investment fund series (for example, the Hang Seng Consumer Sector FlexiPower Fund, which was the first consumer sector fund focusing on the Mainland and Hong Kong securities which are listed on the Stock Exchange of Hong Kong) and the good performance of existing thematic funds, particularly the Hang Seng China Equity Fund, also boosted investment fund income. Funds under management (excluding private banking) rose by 32.3 per cent to HK$82.1 billion compared with 2006 year-end. As a result of this outstanding performance, investment fund income (including sales commission and management fees) rose a significant 110.6 per cent to reach a record HK$1,676 million.

The bank continued to make good progress with sourcing and distributing competitive structured products packaged by both Hang Seng and third-party providers, registering a 12.1 per cent rise in turnover and a record 190.8 per cent increase in structured investment product income, primarily related to equity-linked instruments.

The bank continued to expand its e-service channels and mobile communication services to better cater for the needs of customers. A mobile phone trading service was launched during the year to capture more business opportunities and help customers to manage their securities investment portfolios more easily and effectively in the buoyant investment conditions. Riding on a spate of IPO activity in Hong Kong, the bank further enhanced its IPO subscription services to meet customers' needs and participated in certain IPO activities by leveraging its extensive network, customer base and funding capabilities. Through effective marketing campaigns and personalised services, the bank grew its number of securities accounts by 19.7 per cent and successfully boosted its trading volume by 148.4 per cent. The positioning of the bank's business increased stockbroking and related service income by 146.6 per cent to HK$1,985 million.

Private banking continued to make remarkable progress, supported by the further strengthening of its relationship management team and investment services support. Investment services income for 2007 was more than double that reported for 2006. Customer base and assets under management rose by 19.8 per cent and
39.8 per cent respectively.

Life insurance registered encouraging income growth of 39.2 per cent to reach HK$2,055 million (analysed in the table below). Life insurance business ranked number one in Hong Kong in terms of new regular premiums on non-linked insurance products for the first three quarters of 2007 and premium income grew by 24.7 per cent. The bank advanced its strategy to capture a greater share of the retirement planning market by expanding its product range, launching the 'Critical Illness Life Insurance Plan' and 'Flexi-Income Life Insurance Plan' during the year. Investment returns were higher, reflecting the growing portfolio size and higher equity returns from the buoyant stock market. The increase in movement in policyholders' liabilities is largely in line with the increase in premium income.

General insurance income also increased by 9.4 per cent to HK$348 million, due mainly to the growth in premiums earned from general accident protection.

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Life insurance:
- net interest income and fee income                        943             665
- investment returns on life insurance funds              1,903             910
- net earned insurance premiums                           9,394           7,534
- claims, benefits and surrenders paid                   (1,285)         (1,014)
- movement in policyholders' liabilities^                (9,315)         (6,991)
- reinsurers' share of claims incurred and
  movement in policyholders' liabilities                     18               9
- movement in present value of in-force
  long-term insurance business                              397             363
                                                          2,055           1,476
General insurance and others                                348             318
Total                                                     2,403           1,794

^Including premium and investment reserves

Loan impairment charges and other credit risk provisions

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Loan impairment (charges)/releases:
- individually assessed                                    (250)           (107)
- collectively assessed                                    (326)           (145)
                                                           (576)           (252)
Of which:
- new and additional                                       (702)           (423)
- releases                                                   64             106
- recoveries                                                 62              65
                                                           (576)           (252)

Other provision                                               _             (12)

Loan impairment charges and other
  credit risk provisions                                   (576)           (264)

Loan impairment charges and other credit risk provisions increased by HK$312 million, or 118.2 per cent, to HK$576 million. There was an increase of HK$143 million in individually assessed provisions, due mainly to higher charges and lower releases for several commercial customers.

Of the collectively assessed charges, HK$253 million was made on the card and personal loan portfolio, representing a rise of 82.0 per cent over 2006 but due mainly to the 34.2 per cent growth of this portfolio. The delinquency rate and level of loan losses continued to be satisfactory. A charge of HK$73 million was made on advances not identified individually as impaired, compared with a charge of HK$6 million made in 2006, reflecting the 10.4 per cent growth in gross advances to customers and the update of the historical loss rates used for 2007.

Operating expenses

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Employee compensation and benefits:
- salaries and other costs                                2,443            2,188
- performance-related pay                                 1,095              382
- retirement benefit costs                                   47              124
                                                          3,585            2,694
General and administrative expenses:
- rental expenses                                           379              267
- other premises and equipment                              820              829
- marketing and advertising expenses                        601              447
- other operating expenses                                  884              671
                                                          2,684            2,214

Depreciation of business premises and equipment             348              323
Amortisation of intangible assets                            33               10
                                                          6,650            5,241

Cost efficiency ratio                                      26.6%           29.0%

Staff numbers^ by region                            At 31 Dec07       At 31Dec06

Hong Kong                                                 8,033            7,748
Mainland                                                  1,097              661
Others                                                       60               55
Total                                                     9,190            8,464

^Full-time equivalent

Operating expenses rose by HK$1,409 million, or 26.9 per cent, compared with 2006. Of the 33.1 per cent increase in employee compensation and benefits, salaries and other costs increased by 11.7 per cent, in line with the increase in headcount and annual salary increment. The important contributions of Bank staff in achieving significant growth in total operating income led to a 186.6 per cent increase in performance-related pay. General and administrative expenses increased by 21.2 per cent. Rental expenses rose due to increases in rents for branches in Hong Kong and new branches on the Mainland, as well as additional rental costs after the disposal of the Hang Seng Building in May 2006 and the renting of the new 'megasite' back office centre. Marketing expenditure was higher, with increased promotion of credit cards and investment and insurance products as well as brand-building initiatives both in Hong Kong and on the Mainland. Depreciation charges rose by 7.7 per cent, mainly the result of the increase in fair value of business premises. The bank's mainland operations, which expanded its network from 15 to 25 outlets and its staff from 661 to 1,097 members during 2007, also contributed to the increase in operating expenses.

The number of full-time equivalent staff rose by 726 compared with 2006 year-end. New staff in Hong Kong accounted for 39.3 per cent of the increase in headcount, with new talent hired to further expand private banking's financial advisory team and PFS and CMB's relationship management and wealth management teams as well as to support IT systems development and enhancement. The number of staff at mainland branches accounted for 60.1 per cent of the rise in headcount, attributable mainly to the establishment of HACN and expansion of its network of outlets.

The cost efficiency ratio for 2007 was 26.6 per cent, compared with 29.0 per cent in 2006.

Profit on disposal of fixed assets and financial investments

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Profit on disposal of available-for-sale securities         449              338
Profit less loss on disposal of fixed assets                267              505
                                                            716              843

Profit on disposal of available-for-sale financial investments was HK$111 million higher than in 2006. Profit on disposal of fixed assets, mainly properties, fell to HK$267 million, due to the non-recurring gain made on the disposal of the Hang Seng Building at 77 Des Voeux Road Central in 2006.

Gain on dilution of investment in associate

During the year, the bank's associate, Industrial Bank Co., Ltd ('Industrial Bank') issued new shares. The bank did not subscribe for any additional shares issued under this offer and, as a result, its interest in Industrial Bank's equity decreased from 15.98 per cent to 12.78 per cent.

The net assets of Industrial Bank increased substantially when it received the proceeds from the new issue. After the new issue, the group's share of the net assets of Industrial Bank increased by HK$1,465 million compared to the share of the net assets immediately before the IPO. This increase in the group's share of net assets was regarded as a gain arising from deemed disposal of part of its interests in Industrial Bank and has been presented in the consolidated income statement.

The gain resulting from the dilution of the group's investment in Industrial Bank was HK$1,465 million. The dilution of the interest does not affect the classification of the group's investment as an investment in an associate.

Tax expense

Taxation in the consolidated income statement represents:

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Current tax - provision for Hong Kong profits tax
Tax for the year                                          2,771            2,188

Current tax - taxation outside Hong Kong
Tax for the year                                             29               36

Deferred tax
Origination and reversal of temporary differences            65            (175)

Total tax expense                                         2,865            2,049

The current tax provision is based on the estimated assessable profit for 2007, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2006). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Earnings per share

The calculation of earnings per share in 2007 is based on earnings of HK$18,242 million (HK$12,038 million in 2006) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2006).

Dividends per share

                                    Year ended                        Year ended
                                       31Dec07                           31Dec06
                          HK$             HK$m              HK$             HK$m
                    per share                         per share

First interim            1.10            2,103             1.10            2,103
Second interim           1.10            2,103             1.10            2,103
Third interim            1.10            2,103             1.10            2,103
Fourth interim           3.00            5,736             1.90            3,633
                         6.30           12,045             5.20            9,942


Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

Profit before tax contributed by the customer groups in 2007 compared with 2006 is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section.


                            Personal
                           Financial   Commercial   Corporate
Figures in HK$m             Services      Banking     Banking     Treasury     Other     Total

Year ended 31Dec07

Profit before tax             11,918        2,701         475        1,829     4,548    21,471
Share of profit before tax      55.5%        12.6%        2.2%         8.5%     21.2%    100.0%

Year ended 31Dec06

Profit before tax              7,730        2,262         557        1,051     2,795    14,395
Share of profit before tax      53.7%        15.7%        3.9%         7.3%     19.4%    100.0%


(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.



Figures in HK$m                         Hong Kong    Americas     Mainland     Total
                                                                 and other

Year ended 31Dec07

Income and expense
Total operating income                     33,259       1,782          651    35,692
Profit before tax                          17,150       1,748        2,573    21,471
Capital expenditure incurred
  during the year                             432           _          109       541

At 31Dec07
Total assets                              630,989      71,082       43,928   745,999
Total liabilities                         663,333       4,020       22,190   689,543
Contingent liabilities and
  commitments                             200,462           _       15,007   215,469

Year ended 31Dec06

Income and expense
Total operating income                     24,449       1,295          414    26,158
Profit before tax                          12,380       1,262          753    14,395
Capital expenditure incurred
  during the year                             335           _           44       379

At 31Dec06
Total assets                              573,067      65,997       30,000   669,064
Total liabilities                         603,636       4,180       12,550   620,366
Contingent liabilities and
  commitments                             165,541           _        8,701   174,242

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as 'Trading'.


                                One month                    Three
                   Repayable      or less    One month      months    One year      Over                     No
                          on   but not on     to three      to one     to five      five            contractual
Figures in HK$m       demand       demand       months        year       years     years   Trading     maturity    Total

Assets
Cash and balances
  with banks and
  other financial
  institutions        16,864            _            _           _           _         _         _            _   16,864
Placings with and
  advances to banks
  and other financial
  institutions        30,427       62,943       18,374       1,285           _         _         _            _  113,029
Trading assets             _            _            _           _           _         _    10,390            _   10,390
Financial assets
  designated  at
  fair value               _            _          305         146       2,481     4,963         _        5,997   13,892
Derivative financial
  instruments              5          115          210         392         210         3     3,767            _    4,702
Advances to
  customers           19,863       15,111       24,885      50,290      93,575   104,632         _            _  308,356
Financial investments    300       19,371       22,458      55,071     126,395    16,462         _        4,237  244,294
Investments in
  associates               _            _            _           _           _         _         _        6,177    6,177
Investment properties      _            _            _           _           _         _         _        2,581    2,581
Premises, plant and
  equipment                _            _            _           _           _         _         _        6,794    6,794
Interest in leasehold
  land held for own
  use under operating
  lease                    _            _            _           _           _         _         _          565      565
Intangible assets          _            _            _           _           _         _         _        2,889    2,889
Other assets           6,476        4,200        2,630       1,492         262         8         _          398   15,466
At 31Dec07            73,935      101,740       68,862     108,676     222,923   126,068    14,157       29,638  745,999

At 31Dec06            49,310       85,492       60,275      94,143     224,420   119,110    13,841       22,473  669,064

Liabilities
Current,savings and
  other  deposit
  accounts           312,427      177,361       42,612      13,055         913       285         _            _  546,653
Deposits from banks    1,791       12,994        2,640       2,311           _         _         _            _   19,736
Trading liabilities        _            _            _           _           _         _    48,151            _   48,151
Financial liabilities
  designated at fair
  value                   41            _            _           _         997         _         _          460    1,498
Derivative financial
  instruments              _            7           11          25          47        58     4,535            _    4,683
Certificate of deposit
  and other debt
  securities in issue      _            8            _       2,857       2,820         _         _            _    5,685
Other liabilities      8,433        4,996        1,718       1,352         124        12         _        1,215   17,850
Liabilities to
  customers under
  insurance contracts      _            _            _           _           _         _         _       33,089   33,089
Deferred tax and
  current tax liabilities  _            _            _       1,479           _         _         _        1,365    2,844
Subordinated liabilities   _            _            _           _       9,354         _         _            _    9,354
At 31Dec07           322,692      195,366       46,981      21,079      14,255       355    52,686       36,129  689,543

At 31Dec06           299,827      167,289       38,767      11,800      15,845       154    61,407       25,277  620,366



Cash and balances with banks and other financial institutions

Figures in HK$m                                      At 31Dec07       At 31Dec06

Cash in hand                                              3,308            4,920
Balances with central banks                               6,004              357
Balances with banks and other financial
  institutions                                            7,552            4,113
                                                         16,864            9,390

Placings with and advances to banks and other financial institutions

Figures in HK$m                                      At 31Dec07       At 31Dec06

Placings with and advances to banks and
  other financial institutions maturing
  within one month                                       93,370           75,722
Placings with and advances to banks and
  other financial institutions maturing
  after one month                                        19,659           23,983
                                                        113,029           99,705

Trading assets

Figures in HK$m                                      At 31Dec07       At 31Dec06

Treasury bills                                            6,303            6,071
Certificates of deposit                                       _              212
Other debt securities                                     4,058            6,109
Debt securities                                          10,361           12,392
Equity shares                                                 2               16
Total trading securities                                 10,363           12,408
Other^                                                       27               59
Total trading assets                                     10,390           12,467

Debt securities:
- listed in Hong Kong                                     2,564            3,124
- listed outside Hong Kong                                  796            1,123
                                                          3,360            4,247
- unlisted                                                7,001            8,145
                                                         10,361           12,392
Equity shares:
- listed in Hong Kong                                         2               16
- unlisted                                                    _                _
                                                              2               16
Total trading securities                                 10,363           12,408

Debt securities:
Issued by public bodies:
- central governments and central banks                   9,061            8,969
- other public sector entities                              387              926
                                                          9,448            9,895
Issued by other bodies:
- banks and other financial institutions                    562            1,555
- corporate entities                                        351              942
                                                            913            2,497
                                                         10,361           12,392
Equity shares:
Issued by corporate entities                                  2               16
Total trading securities                                 10,363           12,408

^This represents amount receivable from counterparties on trading transactions not yet settled.

Financial assets designated at fair value

Figures in HK$m                                      At 31Dec07       At 31Dec06

Certificates of deposit                                      52              232
Other debt securities                                     7,860            4,587
Debt securities                                           7,912            4,819
Equity shares                                             5,980            3,461
                                                         13,892            8,280

Debt securities:
- listed in Hong Kong                                     1,113              505
- listed outside Hong Kong                                1,377              309
                                                          2,490              814
- unlisted                                                5,422            4,005
                                                          7,912            4,819
Equity shares:
- listed in Hong Kong                                     1,976            1,202
- listed outside Hong Kong                                1,600            1,300
                                                          3,576            2,502
- unlisted                                                2,404              959
                                                          5,980            3,461
                                                         13,892            8,280

Debt securities:
Issued by public bodies:
- central governments and central banks                   2,004              870
- other public sector entities                              395              285
                                                          2,399            1,155
Issued by other bodies:
- banks and other financial institutions                  4,682            3,535
- corporate entities                                        831              129
                                                          5,513            3,664
                                                          7,912            4,819
Equity shares:
Issued by corporate entities                              5,980            3,461
                                                         13,892            8,280

Financial assets are designated at fair value, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of life insurance funds designated at fair value for backing policyholders' liabilities.

Advances to customers

Figures in HK$m                                      At 31Dec07       At 31Dec06

Gross advances to customers                             309,409          280,277
Less:
Loan impairment allowances:
- individually assessed                                    (417)           (406)
- collectively assessed                                    (636)           (518)
                                                        308,356          279,353

Included in advances to customers are:
- trade bills                                             3,690            3,907
- loan impairment allowances                                (14)            (16)
                                                          3,676            3,891

Loan impairment allowances against advances to customers



                                  Individually     Collectively
Figures in HK$m                       assessed         assessed            Total

At 1Jan07                                  406              518              924
Amounts written off                       (242)            (249)           (491)
Recoveries of advances
  written off in previous years             21               41               62
New impairment allowances
  charged to income statement              335              367              702
Impairment allowances released
to income statement                        (85)             (41)           (126)
Unwinding of discount of loan
  impairment allowances
  recognised as 'interest income'          (18)               _             (18)
At 31Dec07                                 417              636            1,053


Total loan impairment allowances as a percentage of gross advances to customers are as follows:

                                                    At 31 Dec07       At 31Dec06
                                                              %                %

Loan impairment allowances:
- individually assessed                                    0.13             0.15
- collectively assessed                                    0.21             0.18
Total loan impairment allowances                           0.34             0.33

Total loan impairment allowances as a percentage of gross advances to customers were 0.34 per cent at 31 December 2007, 0.1 percentage point higher than last year. Individually assessed allowances as a percentage of gross advances fell by
0.02 percentage points to 0.13 per cent, reflecting recoveries from doubtful accounts and the writing off of irrecoverable balances against impairment allowances. The percentage of collectively assessed allowances increased by 0.03 percentage point to 0.21 per cent, reflecting higher impairment allowances made on the card and personal loan portfolio and the increase in impairment allowances made on advances not identified as impaired as a result of the growth in gross advances to customers and the update of the historical loss rates used for 2007.

Impaired advances and allowances


Figures in HK$m                                      At 31Dec07       At 31Dec06

Gross impaired advances                                   1,261            1,387
Individually assessed allowances                           (417)           (406)
Net impaired advances                                       844              981

Individually assessed allowances as a
  percentage of gross impaired advances                    33.1%           29.3%

Gross impaired advances as a percentage of
  gross advances to customers                               0.4%            0.5%

Impaired advances are those advances with objective evidence of impairment as assessed on an individual basis. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross impaired advances fell by HK$126 million, or 9.1 per cent, to HK$1,261 million, due mainly to the write-off of irrecoverable balances against impairment allowances and customer repayments, although there was a downgrade of certain commercial accounts. Gross impaired advances as a percentage of gross advances to customers stood at 0.4 per cent, compared with 0.5 per cent at the end of 2006.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

                                                     At 31Dec07       At 31Dec06
                                                   HK$m       %     HK$m       %

Gross advances to customers
  which have been overdue
  with respect to either principal
  or interest for periods of:
- six months or less but
  over three months                                 329     0.1      504     0.2
- one year or less but
  over six months                                   312     0.1      263     0.1
- over one year                                     112       _      173       _
                                                    753     0.2      940     0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances fell by 19.9 per cent to HK$753 million at 31 December 2007, attributable to the write-off of overdue advances against impairment allowances. Overdue advances as a percentage of gross advances to customers stood at 0.2 per cent, compared with 0.3 per cent at the end of 2006.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

                                                     At 31Dec07       At 31Dec06
                                                   HK$m       %     HK$m       %

Rescheduled advances to customers                   352     0.1      357     0.1


Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances.

Rescheduled advances decreased by HK$5 million, or 1.4 per cent, to HK$352 million at 31 December 2007, representing 0.1 per cent of gross advances to customers (same level as the previous year-end).

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2007, over 90 per cent of the group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong, a position unchanged from that at 31 December 2006.

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

Figures in HK$m                                      At 31Dec07       At 31Dec06

Gross advances to customers for
use in Hong Kong

Industrial, commercial and financial sectors
Property development                                     20,431           18,051
Property investment                                      54,676           48,096
Financial concerns                                        3,232            2,103
Stockbrokers                                                524              234
Wholesale and retail trade                                6,034            6,360
Manufacturing                                             8,311            7,670
Transport and transport equipment                         9,368           11,145
Recreational activities                                     218              210
Information technology                                      913              478
Other                                                    21,396           22,099
                                                        125,103          116,446
Individuals
Advances for the purchase of flats under
  the Government Home Ownership
  Scheme, Private Sector Participation
  Scheme and Tenants Purchase Scheme                     18,437           20,078
Advances for the purchase of other
  residential properties                                 85,923           83,616
Credit card advances                                     11,354            9,448
Other                                                    13,155            8,813
                                                        128,869          121,955
Total gross advances for use in Hong Kong               253,972          238,401
Trade finance                                            22,995           19,684
Gross advances for use outside Hong Kong                 32,442           22,192
Gross advances to customers                             309,409          280,277

Gross advances to customers rose HK$29.1 billion, or 10.4 per cent, to HK$309.4 billion when compared with the previous year-end.

In the strong economic conditions, lending to the property development, property investment and financial concerns sectors recorded satisfactory growth, benefiting from the active investment and property markets. Lending to the manufacturing sector grew by 8.4 per cent and advances to the information technology and telecom sector rose by 91.0 per cent due to a new drawdown by a large information technology company. Lending to the wholesale and retail sector and 'Other' sector fell by 5.1 per cent and 3.2 per cent respectively, due mainly to repayments by large corporate customers.

Trade finance recorded strong growth of 16.8 per cent, reflecting CMB's achievement in broadening its range of product and service offerings for small and medium-sized enterprise ('SME') customers. CMB also enlarged its servicing teams and expanded delivery channels to strengthen the bank's position as a preferred bank for SMEs in Hong Kong.

Lending to individuals recorded a rise of 5.7 per cent. Excluding the fall in Government Home Ownership Scheme ('GHOS') mortgages, lending to individuals grew by 8.4 per cent. Residential mortgages to individuals rose by 2.8 per cent and the bank maintained its position as one of the market leaders amid intense market competition. Mortgages under the GHOS fell at a slower pace of 8.2 per cent (compared with 12.2 per cent in 2006) as there were new loans drawdown following the Housing Authority's re-launch of GHOS flat sales earlier 2007.

With the improved economic environment and strong consumer spending, card advances grew by 20.2 per cent, supported by a rise of 8.9 per cent in the number of cards issued and a 21.1 per cent increase in cardholder spending. Lending to the 'Other' sector, including mainly personal loans and overdrafts, increased by 49.3 per cent, due in part to a series of successful promotional initiatives.

Loans for use outside Hong Kong increased by HK$10,250 million, or 46.2 per cent, compared with the end of 2006. This was due largely to the 63.8 per cent expansion of mainland loan portfolios, which had reached HK$26.0 billion at 31 December 2007. Strong growth was recorded in corporate lending, driven by renminbi loans. Trade finance rose significantly by 110.4 per cent, benefiting from the bank's strong capabilities and experience, premium services, and broad customer base in the Pearl River Delta region. Residential mortgage business also grew strongly by 79.3 per cent.

Financial investments

Figures in HK$m                                      At 31Dec07       At 31Dec06

Available-for-sale at fair value:
- debt securities                                       220,998          209,463
- equity shares                                           4,299            2,110
Held-to-maturity debt securities at
  amortised cost                                         18,997           16,137
                                                        244,294          227,710

Fair value of held-to-maturity debt securities           19,526           16,551

Treasury bills                                            3,089            1,088
Certificates of deposit                                  30,247           25,020
Other debt securities                                   206,659          199,492
Debt securities                                         239,995          225,600
Equity shares                                             4,299            2,110
                                                        244,294          227,710
Debt securities:
- listed in Hong Kong                                     5,234            6,672
- listed outside Hong Kong                               71,997           70,905
                                                         77,231           77,577
- unlisted                                              162,764          148,023
                                                        239,995          225,600
Equity shares:
- listed in Hong Kong                                     3,449            1,702
- listed outside Hong Kong                                  188              150
                                                          3,637            1,852
- unlisted                                                  662              258
                                                          4,299            2,110
                                                        244,294          227,710

Fair value of listed financial investments               80,898           79,442

Debt securities:
Issued by public bodies:
- central governments and central banks                   8,526            8,321
- other public sector entities                            5,688            7,044
                                                         14,214           15,365
Issued by other bodies:
- banks and other financial institutions                211,568          192,751
- corporate entities                                     14,213           17,484
                                                        225,781          210,235
                                                        239,995          225,600
Equity shares:
Issued by corporate entities                              4,299            2,110
                                                        244,294          227,710


Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to the bank's immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are as follows:

Figures in HK$m                                      At 31Dec07       At 31Dec06

Amounts due from:
Cash and balances with banks and
  other financial institutions                              861            1,665
Placings with and advances to banks
  and other financial institutions                        5,777            4,573
Financial assets designated at fair value                 3,672            2,842
Derivative financial instruments                            386              194
Financial investments                                       909            1,023
Other assets                                                128               79
                                                         11,733           10,376

Amounts due to:
Customer accounts                                         1,930              199
Deposits from banks                                       3,471            5,724
Derivative financial instruments                          1,773              333
Subordinated liabilities                                  2,028            2,022
Other liabilities                                           316              473
                                                          9,518            8,751

Investments in associates

Figures in HK$m                                      At 31Dec07       At 31Dec06

Share of net assets                                       5,894            3,158
Goodwill                                                    283              330
                                                          6,177            3,488

On 5 February 2007, Industrial Bank issued 1,001 million new shares in an IPO for a total consideration of RMB15,996 million. The bank did not subscribe for any additional shares and its interest in the equity of Industrial Bank therefore decreased from 15.98 per cent to 12.78 per cent. The dilution of investment resulted in a gain of HK$1,465 million, as represented in the increase in the bank's share of the net assets of Industrial Bank which had risen as a result of the issue of the new shares. The gain on dilution was recognised in the bank's income statement in 2007.

The decrease of the bank's interest in the equity of Industrial Bank does not affect the bank's influence over this associate, as there has been no change in the composition of major shareholders in Industrial Bank or in the bank's representation on its Board of Directors or Executive Committee. The bank will continue to have the power to participate in the financial and operating policy decisions of Industrial Bank, and will continue to account for its results using the equity method.

Intangible assets

Figures in HK$m                                      At 31Dec07       At 31Dec06

Present value of in-force long-term
  insurance business                                      2,324            1,927
Internally developed software                               212              129
Acquired software                                            24               14
Goodwill                                                    329                _
                                                          2,889            2,070

Goodwill arising from the acquisition of the remaining 50 per cent of issued capital of Hang Seng Life Limited amounted to HK$329 million as at 31 December 2007 and was recognised at group level.

Other assets

Figures in HK$m                                      At 31Dec07       At 31Dec06

Items in the course of collection
  from other banks                                        6,193            6,036
Prepayments and accrued income                            4,433            3,520
Deferred tax assets                                           1                1
Assets held for sale                                        199              256
Acceptances and endorsements                              3,294            2,855
Other accounts                                            1,346            2,218
                                                         15,466           14,886


Current, savings and other deposit accounts

Figures in HK$m                                      At 31Dec07       At 31Dec06

Current, savings and other deposit accounts:
- as stated in consolidated balance sheet               546,653          482,821
- structured deposits reported as
  trading liabilities                                    24,162           35,066
                                                        570,815          517,887
By type:
- demand and current accounts                            34,130           29,594
- savings accounts                                      254,976          223,255
- time and other deposits                               281,709          265,038
                                                        570,815          517,887



Certificates of deposit and other debt securities in issue

Figures in HK$m                                      At 31Dec07       At 31Dec06

Certificates of deposit and
  other debt securities in issue:
- as stated in consolidated balance sheet                 5,685            7,595
- structured certificates of deposit
  and other debt securities in issue
  reported as trading liabilities                        14,087           14,821
                                                         19,772           22,416

By type:
- certificates of deposit in issue                        9,212           18,075
- other debt securities in issue                         10,560            4,341
                                                         19,772           22,416

Customer deposits and certificates of deposit and other debt securities in issue rose by 9.3 per cent to HK$590.6 billion, notably in Hong Kong dollar current and savings accounts and time deposits.

In tandem with the expanding scope of renminbi banking services offered by HACN, deposits from mainland branches registered impressive growth of 188.6 per cent. HACN will continue to expand its number of outlets and provide premium customer service and comprehensive renminbi services to grow its customer base. In order to further grow our personal banking and wealth management business, a variety of investment-linked deposit products are being offered to customers on the Mainland.

Trading liabilities

Figures in HK$m                                      At 31Dec07       At 31Dec06

Structured certificates of deposit and
  other debt securities in issue                         14,087           14,821
Structured deposits                                      24,162           35,066
Short positions in securities and other                   9,902           10,206
                                                         48,151           60,093

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which is managed in the trading book.

Other liabilities

Figures in HK$m                                      At 31Dec07       At 31Dec06

Items in the course of transmission
  to other banks                                          8,407            6,469
Accruals                                                  3,836            2,641
Acceptances and endorsements                              3,294            2,855
Other                                                     2,313            4,158
                                                         17,850           16,123

Subordinated liabilities

Figures in HK$m                                      At 31Dec07       At 31Dec06

Nominal value        Description

Amount owed to third parties

HK$1,500 million     Callable floating rate
                     subordinated notes due
                     June 2015                            1,497            1,496

HK$1,000 million     4.125 per cent callable
                     fixed rate subordinated
                     notes due June 2015                    989              987

US$450 million       Callable floating rate
                     subordinated notes
                     due July 2016                        3,497            3,483

US$300 million       Callable floating rate
                     subordinated notes
                     due July 2017                        2,332                _

Amount owed to HSBC Group undertakings

US$260 million       Callable floating rate
                     subordinated loan debt
                     due December 2015                    2,028            2,021
                                                         10,343            7,987

Representing:
- measured at amortised cost                              9,354            7,000
- designated at fair value                                  989              987
                                                         10,343            7,987

During the year, the bank issued floating-rate subordinated notes amounting to US$300 million that mature in July 2017 with a one-time call option exercisable by the bank in July 2012. The notes were issued at the price of 99.868 per cent, bearing interest at the rate of three-month US dollar LIBOR plus 0.25 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month US dollar LIBOR plus 0.75 per cent payable quarterly. The notes, which qualify as supplementary capital, serve to help the bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

Figures in HK$m                                      At 31Dec07       At 31Dec06

Share capital                                             9,559            9,559
Retained profits                                         32,873           29,044
Premises revaluation reserve                              3,639            3,491
Cash flow hedges reserve                                    144            (220)
Available-for-sale investments reserve                    1,892              923
Capital redemption reserve                                   99               99
Other reserves                                            2,514              452
Total reserves                                           41,161           33,789
                                                         50,720           43,348
Proposed dividends                                        5,736            3,633
Shareholders' funds                                      56,456           46,981

Return on average shareholders' funds                      35.4%           27.4%

Shareholders' funds (excluding proposed dividends) grew by HK$7,372 million, or
17.0 per cent, to HK$50,720 million at 31 December 2007. Retained profits rose by HK$3,829 million, reflecting the growth in attributable profit during the year. The premises revaluation reserve increased by HK$148 million, attributable to the improved property market. The available-for-sale investments reserve rose by HK$969 million, reflecting the buoyant equity market. Other reserves rose by HK$2,062 million, due mainly to the gain on the dilution of investment in Industrial Bank.

The return on average shareholders' funds was 35.4 per cent, compared with 27.4 per cent in 2006, reflecting the strong profit growth recorded for 2007.

Save for the issuance of subordinated notes of US$300 million, there was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's listed securities during 2007.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m                                      At 31Dec07       At 31Dec06

Capital base
Core capital:
- Share capital                                           9,559            9,559
- Retained profits                                       29,437           25,823
- Classified as regulatory reserve                         (911)           (518)
- Less: goodwill                                           (283)           (330)
- Less: 50 per cent of total
  unconsolidated investments and
  other deductions                                       (5,875)               _
- Total core capital                                     31,927           34,534
Supplementary capital:
- Fair value gains on the revaluation
  of property                                             3,466            4,259
- Fair value gains on the revaluation
  of available-for-sale investment and
  equity                                                    823              542
- Collective impairment allowances                          636              518
- Regulatory reserve                                        911              518
- Term subordinated debt                                 10,354            7,988
- Less: 50 per cent of total
  unconsolidated investments and
  other deductions                                       (5,875)               _
- Total supplementary capital                            10,315           13,825
Unconsolidated investments and
  other deductions                                            _          (4,242)
Total capital base after deductions                      42,242           44,117

Risk-weighted assets
- Credit risk                                           342,798          321,677
- Market risk                                             2,166            2,330
- Operational risk                                       33,558                _
                                                        378,522          324,007

Capital adequacy ratio                                     11.2%           13.6%
Core capital ratio                                          8.4%           10.7%


Capital ratios at 31 December 2007 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the HKMA under section 98A of the Hong Kong Banking Ordinance for the implementation of the Basel II, which became effective on 1 January 2007. In accordance with the Capital Rules, the bank has adopted the 'standardised approach' for the calculation of the risk-weighted assets for credit risk and operational risk and the 'internal models approach' for the calculation of market risk. The bank has also obtained approval from the HKMA to adopt the 'foundation internal ratings-based approach' to calculate the risk-weighted assets for credit risk effective 1 January 2008.

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

The capital ratios at 31 December 2006 were compiled in accordance with the now repealed Third Schedule of the Hong Kong Banking Ordinance ('the Third Schedule') under the Basel I capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk weighted assets, the capital ratios are not directly comparable.

In accordance with the HKMA guideline Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting, the group has earmarked a 'regulatory reserve' of HK$911 million from retained profits. This regulatory reserve is included as supplementary capital together with the group's collective impairment allowances.



Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

                                                     Year ended       Year ended
                                                        31Dec07          31Dec06

The bank and its subsidiaries
  designated by the HKMA                                   52.9%           51.9%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

                                                     Year ended       Year ended
Figures in HK$m                                         31Dec07          31Dec06

Operating profit                                         17,789           12,576
Net interest income                                     (14,719)        (11,694)
Dividend income                                             (52)            (47)
Loan impairment charges and other
  credit risk provisions                                    576              264
Depreciation                                                348              323
Amortisation of intangible assets                            33               10
Amortisation of available-for-sale investments             (838)           (532)
Amortisation of held-to-maturity debt
  securities                                                 (1)               2
Advances written off net of recoveries                     (429)           (336)
Interest received                                        25,530           22,232
Interest paid                                           (19,208)        (16,693)
Operating profit before changes in working
  capital                                                 9,029            6,105
Change in treasury bills and certificates of
  deposit  with original maturity more than
  three months                                           (5,958)           5,077
Change in placings with and advances to banks
  maturing after one month                                4,324          (9,035)
Change in trading assets                                  1,160            4,252
Change in financial assets designated at fair
  value                                                     362             (56)
Change in derivative financial instruments                  349            (433)
Change in advances to customers                         (29,150)        (18,589)
Change in other assets                                  (11,612)         (6,427)
Change in financial liabilities designated at
  fair value                                                  2               20
Change in current, savings and other deposit
  accounts                                               63,832           51,826
Change in deposits from banks                             2,056            5,637
Change in trading liabilities                           (11,942)          14,289
Change in certificates of deposit and
  other debt securities in issue                         (1,910)         (2,428)
Change in other liabilities                              10,963            8,458
Elimination of exchange differences
  and other non-cash items                               (7,892)         (3,707)
Cash generated from operating activities                 23,613           54,989
Taxation paid                                            (2,543)         (1,448)
Net cash inflow from operating activities                21,070           53,541

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m                                      At 31Dec07       At 31Dec06

Cash and balances with banks and
  other financial institutions                           16,864            9,390
Placings with and advances to banks and other
  financial institutions maturing within
  one month                                              89,895           74,072
Treasury bills                                            4,114            5,158
Certificates of deposit                                   2,601            1,655
                                                        113,474           90,275

Contingent liabilities, commitments and derivatives

                                                         Credit            Risk-
                                          Contract   equivalent         weighted
Figures in HK$m                             amount       amount           amount

At 31Dec07

Direct credit substitutes                    4,651        4,651            3,638
Transaction-related contingencies              812          406              398
Trade-related contingencies                 10,274        2,055            2,045
Forward asset purchases                        115          115              115
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- not more than one year                    20,253        4,051            4,051
- more than one year                        15,973        7,986            6,752
- unconditionally cancellable              145,641            _                _
                                           197,719       19,264           16,999

Exchange rate contracts:
Spot and forward foreign exchange          580,889        7,606            2,196
Other exchange rate contracts               25,957          803              189
                                           606,846        8,409            2,385

Interest rate contracts:
Interest rate swaps                        189,703        2,121              520
Other interest rate contracts                  312            _                _
                                           190,015        2,121              520

Other derivative contracts                  26,709        2,294            1,263

                                                         Credit            Risk-
                                          Contract   equivalent         weighted
Figures in HK$m                             amount       amount           amount

At 31Dec06

Contingent liabilities:
Guarantees                                   4,150        3,877            3,679

Commitments:
Documentary credits and short-term
  trade-related transactions                 8,717        1,745            1,738
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                           142,463            _                _
- one year and over                         18,719        9,360            8,696
Other                                          193          193              193
                                           170,092       11,298           10,627

Exchange rate contracts:
Spot and forward foreign exchange          267,822        2,715              591
Other exchange rate contracts               64,377          499              110
                                           332,199        3,214              701

Interest rate contracts:
Interest rate swaps                        162,969        1,376              295
Other interest rate contracts                2,350            2                _
                                           165,319        1,378              295

Other derivative contracts                   5,668          382               90

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis at 31 December 2007 were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which became effective on 1 January 2007. The corresponding amounts at 31 December 2006 were calculated in accordance with the now repealed Third Schedule of the Hong Kong Banking Ordinance.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

                                        At 31Dec07                    At 31Dec06
Figures in HK$m               Trading      Hedging          Trading      Hedging

Contract amounts:
Interest rate contracts       129,861       60,232          105,001       60,318
Exchange rate contracts       725,862            _          332,199            _
Other derivative contracts     43,983            _            5,668            _
                              899,706       60,232          442,868       60,318

Derivative assets:
Interest rate contracts           703          935              435          513
Exchange rate contracts         2,512            _              866            _
Other derivative contracts        552            _               73            _
                                3,767          935            1,374          513

Derivative liabilities:
Interest rate contracts           777          148              573          217
Exchange rate contracts         2,073            _              722            _
Other derivative contracts      1,685            _               19            _
                                4,535          148            1,314          217

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Additional information

1. Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2007 ('2007 accounts'), which will be delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2008.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Annual Report which will be published on the websites of The Stock Exchange of Hong Kong Limited and the bank on the date of the issue of this news release.

The 2007 accounts and this news release have been prepared on a basis consistent with the accounting policies adopted in the 2006 accounts.

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. Acquisition

On 22 June 2007, the bank announced that its wholly-owned subsidiary, Hang Seng Insurance Company Limited ('HSIC'), had entered into a conditional agreement to acquire 50 per cent of the issued share capital of Hang Seng Life Limited ('HSLL') from HSBC Insurance (Asia-Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, for a consideration of HK$2,400 million. The bank owns the remaining 50 per cent of the issued capital of HSLL and is accounting for the results of HSLL as a subsidiary. Under the Listing Rules, the acquisition constitutes a discloseable and connected transaction of the bank and is subject to approval by the shareholders who are not related to HSBC Group ('Independent Shareholders'). An Extraordinary General Meeting ('EGM') was convened on 1 August 2007 and approval from Independent Shareholders for the acquisition was obtained by way of poll at the EGM. The acquisition was completed on 25 September 2007 and the amount of goodwill arising from acquisition at group level was HK$329 million.

4. Property revaluation

On 30 September 2007, the group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited and were adjusted for material change in the valuation as at 31 December 2007. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for group premises amounted to HK$565 million of which HK$34 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$531 million was credited to the premises revaluation reserve. Revaluation gains of HK$250 million on investment properties were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$99 million and HK$44 million respectively.

The revaluation exercise also covered investment properties reclassified as properties held for sale. In accordance with HKFRS 5, the revaluation gain of HK$95 million was recognised through the income statement.

5. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. At 31 December 2007, the US dollar (US$) and renminbi
(RMB) were the currencies in which the group had a non-structural foreign currency position that exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m                         At 31Dec07                    At 31Dec06
                                  US$          RMB              US$          RMB
Non-structural position
Spot assets                   227,698       26,160          205,544       14,422
Spot liabilities             (184,258)     (26,149)        (189,232)    (12,670)
Forward purchases             298,806       26,549          128,102          353
Forward sales                (335,592)     (28,330)        (141,544)     (1,904)
Net options position               32            _              120            _
Net long/(short)
  non-structural position       6,686       (1,770)           2,990          201

At 31 December 2007, the group's major structural foreign currency positions were US$ and RMB.

                                        At 31Dec07                    At 31Dec06
                                              % of                          % of
                                         total net                     total net
                                        structural                    structural
                                 HK$m     position             HK$m     position
Structural positions
US$                               286          2.5            1,430         26.8
RMB                            10,752         95.8            3,760         70.5


6. Post balance sheet event

On 31 January 2008, Hang Seng Bank signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank ('YTCCB') in mainland China for a total consideration of RMB800 million. Upon successful completion of the share subscription, Hang Seng will become the largest shareholder of YTCCB. The share subscription and the terms of the agreement are subject to the approval of the China Banking Regulatory Commission, other relevant regulatory authorities, and shareholders of YTCCB.

7. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned, subsidiary of HSBC Holdings plc.

8. Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Tuesday, 18 March 2008, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend for 2007, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 17 March 2008. The fourth interim dividend will be payable on 28 March 2008 to shareholders on the register of shareholders of the bank on 18 March 2008.

9. Proposed timetable for 2008 quarterly dividends

                                First       Second            Third       Fourth
                              interim      interim          interim      interim
                             dividend     dividend         dividend     dividend

Announcement                  28Apr08       4Aug08           3Nov08       2Mar09
Book close and record date    20May08      20Aug08          20Nov08      18Mar09
Payment date                   5Jun08       4Sep08          10Dec08      31Mar09

10. Code on Corporate Governance Practices

The bank follows all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2007.

The Audit Committee of the bank has reviewed the results for the year ended 31 December 2007.

11. Board of Directors

As at 3 March 2008, the Board of Directors of the bank comprised Dr Raymond K F Ch'ien^ (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona^^, Mr John C C Chan^, Mr Patrick K W Chan, Dr Y T Cheng^, Dr Marvin K T Cheung^, Mr Alexander A Flockhart^^, Mr Jenkin Hui^, Mr Peter T C Lee ^, Dr Eric K C Li^, Dr Vincent H S Lo^^, Mr Joseph C Y Poon, Dr David W K Sin^, Mr Richard Y S Tang^ and Mr Peter T S Wong^^.

^  Independent non-executive Director

^^ Non-executive Director

12. News release

Copies of this news release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2007 Annual Report and Accounts are available from the same website on Monday, 3 March 2008 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2007 Annual Report will be sent to shareholders in late March 2008.

Press enquiries to:

Walter Cheung Telephone: (852) 2198 4020

Cecilia Ko Telephone: (852) 2198 4227




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03 March 2008